Exhibit A

Memo RE Volatility Used in Black Sholes Calculation

The Company researched SEC filings of companies in similar industries and/or those which had filed recently in order to determine a reasonable estimate of volatility to use in its Black Sholes calculation to value employee and director options and warrants issued to consultants.

After reviewing filings of more than 25 companies, we have found the four companies, three of which are in similar industries and two of which have initial filings within the last six months, which had information about their volatility estimate.  (see below for more details about each company taken directly from the filings.)

Bill Barrett Corporation

       S-1/A filed 11/18/04

     used -0- volatility

International Securities Exchange Inc.    S-1/A filed 2/16/05          used -0- volatility

Crosstex Energy, Inc.

 12/31/03 10K/A filed 10/13/04            used 0% - 24% volatility

Enterprise Partners Products, LP   12/31/03 10K filed 3/10/04

      used 20% - 29% volatility

Based on our review, we have decided that 25% is a reasonable estimate of volatility in the valuing of our options and warrants using the Black Sholes method.

Bill Barrett Corporation  S-1A 11/04  Rev $16 mil  $172.7 mil assets

Bill Barrett Corporation is a rapidly growing independent oil and gas company focused on natural gas exploration and development in the Rocky Mountain region

Disclosure of pro forma net loss, as if all stock options were accounted for at fair value, is required by SFAS No. 123, under which compensation expense is based upon the fair value of each option at the date of grant using the Black-Scholes pricing model with the following assumptions:

	Period from
	January 7, 2002		Nine Months
	(inception)		Ended
	through	Year Ended	September 30,
	December 31,	December 31,
	2002	2003	2003	2004

			(unaudited)
Expected option term (years)	4.0	4.0	4.0	4.0
Weighted average risk-free interest rate	2.8%	2.5%	2.5%	2.8%
Volatility	—	—	—	—
Dividend yield	—	—	—	—
Weighted average fair value of options granted	$0.08	$0.29	$0.28	$0.77

International Securities Exchange Inc.  S-1/A  2/16/05  473.4 mil revenues  134 mil in assets

We are the largest equity options exchange in the world based on contract trading volume. We are also a fully electronic securities exchange. Our exchange provides a trading platform in listed equity options and related services designed to improve the market for equity options and the speed and quality of trade execution for our members

The weighted average estimated fair value of the options granted during the years ended December 31, 2002, 2003 and 2004 was $2.82, $2.78 and $0.09 per option, respectively. For non-public entities, generally accepted accounting principles allow the fair value of each option granted to be estimated as of the grant date using the minimum value method. Under the minimum value method, non-public entities need not consider the expected volatility of its stock in estimating the options’ fair value. Subsequent to the Company’s offering, it will include volatility in estimating the fair value of options in accordance with generally accepted accounting principles. The following assumptions were used:

Crosstex Energy, Inc.  $370.5 mil assets $1billion rev  2003 10K

Crosstex Energy, Inc. is a Delaware corporation formed on April 28, 2000 to engage, through its subsidiaries, in the gathering, transmission, treating, processing and marketing of natural gas.  On July 12, 2002, we formed Crosstex Energy, L.P., a Delaware limited partnership, to acquire indirectly substantially all of the assets, liabilities and operations of its predecessor, Crosstex Energy Services, Ltd.

The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002 and 2001:

	Crosstex Energy, Inc.		Crosstex Energy, L.P.
	2002	2001	2003	2002
Dividend yield	0%	0%	9.8%	10%
Expected volatility	0%	0%	24%	24%
Risk free interest rate	4.1%	5.8%	2.65%	2.2%
Expected life	3 years	3 years	4.3 years	3 years
Contractual life	3	3.6	10	10
Weighted average of fair value of options granted	$—	$—	$2.56	$1.15
Fair value of $5 options granted*	1.59	1.64	—	—
Fair value of $6 options granted*	0.70	0.76	—	—
Fair value of $7 options granted*	0.46	—	—	—

Enterprise Partners Products, LP  2003 10K $4.8 billion revenues  $4.8 billion assets public since 5/98

We are a leading North American midstream energy company providing a wide range of services to producers and consumers of natural gas and natural gas liquids, or NGLs. We were formed as a limited partnership in 1998 (NYSE symbol, “EPD”) and conduct all of our business through our wholly-owned subsidiary, Enterprise Products Operating L.P. and its subsidiaries and joint ventures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions shown in the following table.

	2003	2002	2001
Expected life of options	7 years	7 years	7 years
Risk-free interest rate	3.79%	3.10%	3.83%
Expected dividend yield	9.12%	5.65%	5.30%
Expected Unit price volatility	29%	25%	20%